





CALYX

cultivation technologies

The
PROBLEM

Traditional farming struggles to provide for growing populations due to environmental changes.

Increases in natural disasters, changing weather patterns, infrastructure settlements and ground degradation reduce the quality and quantity of our food supply.



The Solution

Calyx brings new proprietary AI lighting technology to the indoor agriculture industry.

This compliments our single source multi spectrum patents. We have the ability to control the growth and behavior of plants.

Calyx enables a farmer to control the weather.










CALYX
cultivation technologies



Why Calyx?

- We *Invent the Technology*

- We *do the Research & Development*

- We *Oversee Every Step of Quality Control*

- We *Test it in our Own Onsite Grow Room Facility*

- We *MANUFACTURE the LED and the Fixtures Right Here in the USA!*

- We *are Flexible like a Boutique but Possess Large Scale Manufacturing Capabilities*

...all of this right outside our back door in Houston, Texas

What We Do...

We create and exclusively provide proprietary
LED grow lights to take the guesswork out of indoor
farming for both novice and professional growers.

Our high quality AI fixtures automatically fine tune lighting
spectrums to provide the optimal environment for healthy,
sustainable crops.

Calyx doesn't just create light...

Calyx Creates Life!



Why Indoor Agriculture?



Vertical & indoor farming are the only viable solutions to combat the threat of food quality & quantity shortages.

- This Market is Not A Want or Desire – *it is an Absolute Need*
- Quickly Growing and Expanding Industry
- Increasing Frequency of Natural Disasters
- Ever Exploding World Population
- Changing Weather Patterns
- Loss of Suitable Farm Land
- Soil Mineral Depletion

Why Now?

Indoor Agriculture is proposed to grow RAPIDLY in the coming years. Our one-of-a-kind AI technology is unlike any other on the market. Years of R & D have provided us better understanding of how to grow indoors and Calyx is positioned to affect the direction of the grow light industry. Convergence of several new factors that contribute to the growth of the Indoor Farming market include legislation change, pesticide and chemical hazard awareness, and the desire to put healthier food on our plates and in our body.

Benefits of Vertical Factory Farms vs. Other Methods

	Outdoor	Greenhouse	Vertical Farm
Growth Cycle	70 days	40-50 days	20 days
Water Consumption per crop	35 l	15 l	1,5 l
Number of crops per sq. meter	18	25	250-300
Crop Cycles	Seasonal	Seasonal	All year
Pesticides/Herbicides	Often	Less often	None
Location	Open field	Open field	Anywhere
Post Harvest Handling	High	Medium	Low

Source: Urban Crops





CALYX

cultivation technologies

Houston Grow Facility






Forecasted Market Growth

Growth in the Trend of Year-Round Crop Production to Drive the Indoor Farming Technology Market


CAGR
9.65%
USD
25.40
Billion
USD
40.25
Billion

ATTRACTIVE MARKET OPPORTUNITIES

- The indoor Farming technology market was valued at $23.75 billion in 2016, and is projected to reach $40.25 billion by 2022, at a compound annual growth rate (CAGR) of 9.65% during the forecast period.
  Reported by Markets and Markets.
- Growth in demand for fresh and nutritious food and the need for higher yield using limited space are key drivers fueling the growth of the indoor farming technology market.
- Agreements, contracts, new product launches, and expansions were the dominant strategies adopted by key players to capitalize on the strong market potential.

Use of Raised Funds

$150,000

<u>30% Sales, Business Development/Marketing</u>:
- Hire additional sales person, draw/commission, hire business developer, purchase ads in industry magazines

<u>41% Raw Materials</u>:
- Finish LEDs and bodies for assembly of new fixtures, develop quick turn for cash flow

<u>10% Research & Development Support</u>:
- Continue back-end work for new AI patented fixture

<u>11.5% Working Capital</u>:
- Support of operations

<u>7.5% WeFunder Intermediary Fees</u>

$1,000,000

<u>19% Business Development/Marketing</u>:
- Hire Managers for Business Development & Marketing (traditional, web, design)
- Social media and Industry magazine ads
- Schedule 3 industry shows

<u>36% Raw Materials</u>:
- Manufacture LED chips and fixture bodies (3 commercial, 2 consumer)
- Hire 3 assembly personnel

<u>15% Sales Personnel</u>:
- Hire 2 Regional Sales Managers to oversee and direct distributors, resellers, retailers, and corporate clients
- Hire 2 sales personnel, draw/commission

<u>10% Continue R&D</u>:
- Support patents, maintain grow room, complete AI software & prototypes

<u>12.5% Working Capital</u>:
- Support of operations

<u>7.5% WeFunder Intermediary Fees</u>

Partnering with CALYX

is like planting a seed
& growing money.



Contact John C. Higgins for further information at jchiggins@calyxcultivation.com